UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Spectrum Brands, Inc.
(Name of Issuer)
Common stock, $0.01 par value per share
(Title of Class of Securities)
84762L204
(CUSIP Number)
Sonia Gardner
President and Managing Partner
Avenue Capital Group
535 Madison Avenue
New York, NY 10022
(212) 850-7519
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
- with copies to -
David D’Urso
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
One Bryant Park
New York, NY 10036
(212) 872-1000
August 28, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	84762L204

1	NAMES OF REPORTING PERSONS Avenue Investments, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	SC; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		328,767

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		328,767

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	328,767

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	84762L204

1	NAMES OF REPORTING PERSONS Avenue International Master, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	SC; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		650,628

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		650,628

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	650,628

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	84762L204

1	NAMES OF REPORTING PERSONS Avenue International, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	SC; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		650,628

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		650,628

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	650,628

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	84762L204

1	NAMES OF REPORTING PERSONS Avenue International Master GenPar, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	SC; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		650,628

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		650,628

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	650,628

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	84762L204

1	NAMES OF REPORTING PERSONS Avenue Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	SC; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		979,395

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		979,395

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	979,395

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	84762L204

1	NAMES OF REPORTING PERSONS Avenue CDP Global Opportunities Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	SC; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		257,333

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		257,333

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	257,333

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	84762L204

1	NAMES OF REPORTING PERSONS Avenue Global Opportunities Fund GenPar, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	SC; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		257,333

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		257,333

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	257,333

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	84762L204

1	NAMES OF REPORTING PERSONS Avenue Special Situations Fund IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	SC; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,753,962

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,753,962

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,753,962

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	84762L204

1	NAMES OF REPORTING PERSONS Avenue Capital Partners IV, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	SC; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,753,962

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,753,962

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,753,962

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	84762L204

1	NAMES OF REPORTING PERSONS GL Partners IV, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	SC; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,753,962

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,753,962

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,753,962

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	84762L204

1	NAMES OF REPORTING PERSONS Avenue Special Situations Fund V, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	SC; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		3,772,181

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,772,181

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,772,181

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	84762L204

1	NAMES OF REPORTING PERSONS Avenue Capital Partners V, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	SC; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,772,181

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,772,181

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,772,181

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	84762L204

1	NAMES OF REPORTING PERSONS GL Partners V, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	SC; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,772,181

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,772,181

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,772,181

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	84762L204

1	NAMES OF REPORTING PERSONS Avenue Capital Management II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	SC; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,762,871

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		6,762,871

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,762,871

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	22.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA

CUSIP No.	84762L204

1	NAMES OF REPORTING PERSONS Avenue Capital Management II GenPar, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	SC; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,762,871

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		6,762,871

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,762,871

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	22.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	84762L204

1	NAMES OF REPORTING PERSONS Marc Lasry

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	SC; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,762,871

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		6,762,871

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,762,871

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	22.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

SCHEDULE 13D
This Schedule 13D (this “Schedule 13D”) is being filed on behalf of the Reporting Persons (as defined below) relating to shares of common stock of Spectrum Brands, Inc., a Delaware corporation (the “Issuer”).
This Schedule 13D relates to shares of common stock, $0.01 par value per share of the Issuer (the “Common Stock”) acquired by the Reporting Persons upon the reorganization of the Issuer pursuant to the Joint Plan of Reorganization of the Issuer under Chapter 11 United States Bankruptcy Code, as amended by the first modification and the second modification (as amended, the “Plan”).
Item 1. Security and Issuer
Securities acquired: Shares of common stock, $0.01 par value per share (the “Common Stock”).

Issuer:	Spectrum Brands, Inc. 6 Concourse Parkway Suite 3300 Atlanta, GA 30328
Item 2. Identity and Background
(a) This Schedule 13D is jointly filed by:
(i) Avenue Investments, L.P. (“Avenue Investments”), a Delaware limited partnership, with respect to the Common Stock held by it;
(ii) Avenue International Master, L.P. (“Avenue International Master”), a Cayman Islands exempted limited partnership, with respect to the Common Stock held by it;
(iii) Avenue International, Ltd. (“Avenue International”), a Cayman Islands exempted company and the sole limited partner of Avenue International Master, with respect to the Common Stock held by Avenue International Master;
(iv) Avenue International Master GenPar, Ltd. (“Avenue International GenPar”), a Cayman Islands exempted company and the general partner of Avenue International Master, with respect to the Common Stock held by Avenue International Master;
(v) Avenue Partners, LLC (“Avenue Partners”), a New York limited liability company, the general partner of Avenue Investments and the sole shareholder of Avenue International GenPar, with respect to the Common Stock held by Avenue Investments and Avenue International Master;

(vi) Avenue CDP Global Opportunities Fund, L.P. (“CDP Global”), a Cayman Islands exempted limited partnership, with respect to the Common Stock held by it;
(vii) Avenue Global Opportunities Fund GenPar, LLC (“CDP Global GenPar”), a Delaware limited liability company and the general partner of CDP Global, with respect to the Common Stock held by CDP Global;
(viii) Avenue Special Situations Fund IV, L.P. (“Avenue Fund IV”), a Delaware limited partnership, with respect to the Common Stock held by it.
(ix) Avenue Capital Partners IV, LLC (“Avenue Capital IV”), a Delaware limited liability company and the general partner of Avenue Fund IV, with respect to the Common Stock held by Avenue Fund IV;
(x) GL Partners IV, LLC (“GL IV”), a Delaware limited liability company and the managing member of Avenue Capital IV, with respect to the Common Stock held by Avenue Fund IV;
(xi) Avenue Special Situations Fund V, L.P. (“Avenue Fund V”), a Delaware limited partnership, with respect to the Common Stock held by it.
(xii) Avenue Capital Partners V, LLC (“Avenue Capital V”), a Delaware limited liability company and the general partner of Avenue Fund V, with respect to the Common Stock held by Avenue Fund V;
(xiii) GL Partners V, LLC (“GL V”), a Delaware limited liability company and the managing member of Avenue Capital V, with respect to the Common Stock held by Avenue Fund V;
(xiv) Avenue Capital Management II, L.P. (“Avenue Capital II”), a Delaware limited partnership and the investment advisor to Avenue Investments, Avenue International Master, CDP Global, Avenue Fund IV and Avenue Fund V (collectively, the “Funds”), with respect to the Common Stock held by the Funds;
(xv) Avenue Capital Management II GenPar, LLC (“GenPar”), a Delaware limited liability company and the general partner of Avenue Capital II, with respect to the Common Stock held by the Funds; and
(xvi) Marc Lasry, a United States citizen and the managing member of Avenue International GenPar, Avenue Partners, CDP Global GenPar, GL IV, GL V and GenPar, with respect to the Common Stock held by the Funds.
The persons identified in (i) through (xvi) above are herein referred to as the “Reporting Persons.”

Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that they have formed a group.
(b) The principal place of business for each of the Reporting Persons is c/o Avenue Capital Management II, L.P, 535 Madison Avenue, 15th Floor, New York, NY 10022.
(c) Each of Avenue Investments, Avenue Fund IV and Avenue Fund V is a private investment partnership. Each of Avenue International Master, Avenue International and CDP Global is a private offshore investment vehicle. The principal business of each of Avenue International GenPar, Avenue Partners, CDP Global GenPar, Avenue Capital IV and Avenue Capital V is to serve as the general partner of, respectively, Avenue International Master, Avenue Investments, CDP Global, Avenue Fund IV and Avenue Fund V. Avenue Partners also serves as the sole shareholder of Avenue International GenPar. The principal business of each of GL IV and GL V is to serve as the managing member of, respectively, Avenue Capital IV and Avenue Capital V. The principal business of Avenue Capital II is to serve as the investment advisor to the Funds and one or more affiliated entities. The principal business of GenPar is to serve as the general partner of Avenue Capital II. Marc Lasry serves as the principal control person (directly or indirectly) of all of the Reporting Persons, and serves in a similar capacity to various other related entities, all of which are engaged in investment or investment management activities.
(d) During the last five (5) years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five (5) years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) See Item 2(a) above for the citizenship or place of organization of each of the Reporting Persons.
Item 3. Source and Amount of Funds
As further described in Item 4 below, the Reporting Persons acquired the Common Stock reported herein pursuant to the Plan. The net investment costs (including commissions, if any) expended to acquire the shares of Common Stock pursuant to the Plan that are directly owned by the Funds is approximately $152,537,684.30, which consists of the net working capital expended to acquire the bonds exchanged for the Common Stock reported herein.

Item 4. Purpose of the Transaction
On the August 28, 2009 (the “Effective Date”), by operation of the Plan, the Issuer’s old common stock and other equity interests existing immediately prior to the Effective Date were cancelled. Pursuant to the Plan, the Issuer issued an aggregate of 27,030,000 shares of Common Stock to holders of Allowed Noteholder Claims (as defined in the Plan), which includes the Reporting Persons. In addition, on the Effective Date, the Issuer issued an aggregate of 2,970,000 shares of Common Stock to participants in its supplemental debtor-in-possession credit facility, which includes the Reporting Persons, in respect of the equity fee earned under the facility.
Prior to the Issuer emerging from bankruptcy protection, the Reporting Persons acquired 7 3/8% senior subordinated notes due 2015, issued by the Issuer and guaranteed by all of its United States subsidiaries, 8 1/2% senior subordinated notes due 2013, issued by the Issuer and guaranteed by some of its United States subsidiaries, and variable rate toggle senior subordinated notes due 2013, issued by the Issuer and guaranteed by all of its United States subsidiaries, (collectively, the “Debt”) in the ordinary course of business. Pursuant to the Plan, the Reporting Persons acquired the 6,762,871 shares of Common Stock in exchange for the Debt.
The Reporting Persons also acquired approximately $50,694,571 worth of 12% Senior Subordinated Toggle Notes of the Issuer due 2019 (the “12% Notes”) pursuant to the Plan. The terms of the 12% Notes are set forth in the indenture between the Issuer and its United States subsidiaries, as guarantors, and the U.S. Bank National Association, as trustee, a copy of which is filed as Exhibit 99.3 and is incorporated herein by reference. In addition, the Reporting Persons will continue as lenders to the Issuer pursuant to the Issuer’s credit facility.
Board Appointment Rights
Pursuant to the Plan, the following individuals, together with Kent J. Hussey, have been appointed to, and have become members of, the Issuer’s board of directors: Kenneth C. Ambrecht, Eugene I. Davis, Mark S. Kirschner, Norman S. Matthews, Terry L. Polistina and Hugh R. Rovit. Pursuant to the Plan and under a restructuring support agreement (the “Restructuring Support Agreement”), the Reporting Persons, along with two other Consenting Noteholders (as defined in the Restructuring Support Agreement) of the Issuer, had designated these individuals for nomination as directors, who were then approved by the Issuer’s then existing directors and the United States Bankruptcy Court for the Western District of Texas. Mr. Hussey has been elected as the chairman of the Issuer’s board of directors.
The right of the Reporting Persons to designate the above individuals for nomination as directors provided under the Plan terminated upon the effectiveness of the Plan, and the Reporting Persons no longer have such right.

Voting Rights and Meetings
Under the Bylaws of the Issuer, special meetings of the Issuer’s stockholders shall be called by the Company’s board of directors upon written request to the Issuer’s Secretary by of one or more record holders of shares of stock of the Company representing in the aggregate not less than 15.0% of the total number of shares of stock entitled to vote on the matter or matters to be brought before the proposed special meeting.
Purchase Rights
Under the Certificate of Incorporation of the Issuer, subject to certain exceptions, before the Issuer issues any shares of the Issuer’s capital stock, including rights, options, warrants or securities convertible into, exercisable for or exchangeable into capital stock, to any person, the Issuer will be required to offer to the Reporting Persons, and other eligible shareholders, the right to purchase each shareholder’s pro rata share of such securities. The exceptions include securities issued or issuable: (a) to employees, directors or officers of the Issuer or any of its subsidiaries pursuant to an equity incentive plan or stock purchase plan or agreement on terms approved by the Issuer’s board of directors, (b) in connection with certain corporate transactions approved by the Issuer’s board of directors, (c) in connection with a stock split (or reverse stock split), subdivision, dividend or distribution in respect of the Issuer’s capital stock, (d) to the public pursuant to a registration statement or qualified indenture, (e) as acquisition consideration and (f) as any right, option or warrant to acquire any such securities so excluded.
Information Rights
The Certificate of Incorporation of the Issuer, subject to the Reporting Persons agreeing to certain confidentiality restrictions, further entitles the Reporting Persons to certain inspection rights and provides rights to receive annual and quarterly financial information from the Issuer and to request a telephonic information call in each quarterly or annual period. The Certificate of Incorporation of the Issuer also entitles the Reporting Persons to appoint a non-voting observer to the Issuer’s board of directors.
The foregoing descriptions of the Bylaws and Certificate of Incorporation of the Issuer are qualified in their entirety by reference to the full text of the agreement, the bylaws and the certificate, copies of which are filed as Exhibits 99.4 and 99.5, respectively, and are incorporated herein by reference.
The Reporting Persons, depending on investment priorities, may buy, sell, hedge or enter into other transactions in Common Stock. The Reporting Persons reserve the right to acquire or dispose of additional securities of the Issuer, in the ordinary course of business, to the extent deemed advisable in light of market conditions, the availability of shares of Common Stock or other factors. The Reporting Persons also may, at any time and from time to time, change their purpose and/or formulate plans or proposals with respect thereto.
Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of this Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.
Item 5. Interest in Securities of the Issuer
(a) As of the date hereof, the following is the beneficial ownership and percentage of the Issuer’s Common Stock outstanding for each of the Reporting Persons:

Name of Reporting Person	Number of Shares	Percentage of Class
Avenue Investments	328,767	1.1%
Avenue International Master	650,628	2.2%
Avenue International	650,628	2.2%
Avenue International GenPar	650,628	2.2%
Avenue Partners	979,395	3.3%
CDP Global	257,333	0.9%
CDP Global GenPar	257,333	0.9%
Avenue Fund IV	1,753,962	5.8%
Avenue Capital IV	1,753,962	5.8%
GL IV	1,753,962	5.8%
Avenue Fund V	3,772,181	12.6%
Avenue Capital V	3,772,181	12.6%
GL V	3,772,181	12.6%
Avenue Capital II	6,762,871	22.5%
GenPar	6,762,871	22.5%
Marc Lasry	6,762,871	22.5%
The approximate percentages of Common Stock reported as beneficially owned by the Reporting Persons are based upon 30,000,000 shares of Common Stock outstanding as of August 31, 2009, as reported by the Issuer in its Form 8-K filed by the Issuer with the Securities Exchange Commission on August 31, 2009.
(b) The Funds have the sole power to vote and dispose of the shares of Common Stock held by them reported in this Schedule 13D. Avenue International, Avenue International GenPar, Avenue Partners, CDP Global GenPar, Avenue Capital IV, GL IV, Avenue Capital V, GL V, Avenue Capital II, GenPar and Marc Lasry have the shared power to vote and dispose of the shares of Common Stock held by the Funds reported in this Schedule 13D.
(c) Except as described above, the Reporting Persons have not engaged in any transactions with respect to the Issuer’s Common Stock in the past sixty (60) days.
(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Schedule 13D.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The responses to Item 4 are incorporated herein by reference.
On the Effective Date, the Issuer and the Reporting Persons entered into a registration rights agreement with respect to the 12% Notes (the “Notes Registration Rights Agreement”) and a registration rights agreement with the respect to the Common Stock, other securities in respect of the Common Stock and other equity of the Issuer (the “Equity Registration Rights Agreement”). The terms of the registration rights agreements were negotiated with representatives of the Reporting Persons in the context of the Issuer’s chapter 11 reorganization and in consideration for their support of the Plan pursuant to Restructuring Support Agreement.
Notes Registration Rights Agreement
The Notes Registration Rights Agreement provides for certain registration rights for the benefit of the Reporting Persons and their eligible transferees, in each case provided and for so long as the Reporting Persons own at least 1% of the total outstanding principal amount of 12% Notes.
“Shelf” Registration
The Issuer agreed to file a “shelf” registration statement providing for registration and sales on a delayed or continuous basis pursuant to Rule 415 promulgated under the Securities Act of 1933, as amended (the “Securities Act”) of their 12% Notes and to keep such registration statement continuously effective until the date that the 12% Notes have been sold pursuant to the registration statement or until such securities may be sold by the Reporting Persons under Rule 144 promulgated under the Securities Act without the volume or manner restrictions of such rule. The Reporting Persons may request the Issuer to supplement the “shelf” registration statement to permit the sale or distribution of additional 12% Notes having an anticipated aggregate price to the public (before any underwriting discounts and commissions) of not less than $5 million.
Demand Registrations
The Reporting Persons are entitled to request two demand registrations. The 12% Notes requested to be registered pursuant to any such request must have an anticipated aggregate price to the public (before any underwriting discounts and commissions) of not less than $25 million.

S-3 Registrations
The Reporting Persons are entitled to demand that the Issuer effect one or more registrations under Form S-3 of the Securities Act, if at such time the Issuer is eligible to use Form S-3 and provided that the Reporting Persons make such demand with respect to 12% Notes having an anticipated aggregate price to the public (before any underwriting discounts and commissions) of not less than $5 million.
Piggyback Registrations
The Reporting Persons also are entitled to unlimited piggyback registration rights, subject to certain limited exceptions.
Expenses
Generally, all registrations pursuant to the Notes Registration Rights Agreement will be at the Issuer’s expense, including, without limitation, fees and expenses of one counsel to the Reporting Persons (and their respective affiliates). The Issuer is not obligated to pay transfer taxes and brokerage and underwriters’ discounts and commissions attributable to the 12% Notes being sold by the Reporting Persons.
The Notes Registration Rights Agreement also contains other customary terms and provisions, including hold-back provisions, provisions relating to priority in registrations and provisions relating to suspension and delay.
Equity Registration Rights Agreement
The Equity Registration Rights Agreement provides substantially identical rights regarding the resale of the Common Stock for the benefit of the Reporting Persons and their eligible transferees as are provided in the Notes Registration Rights Agreement.
The foregoing descriptions of the Note Registration Rights Agreement and the Equity Registration Rights Agreement are qualified in their entirety by reference to the full text of the agreements, copies of which are filed as Exhibits 99.6 and 99.7, respectively, and are incorporated herein by reference.
Other than as described in this Schedule 13D and the agreements attached here to and incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.
Item 7. Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement by and among the Reporting Persons dated September 8, 2009.

Exhibit 99.2	Joint Plan of Reorganization of Spectrum Jungle Labs Corporation, Et Al., Debtors, the first modification to the Plan and the second modification to the Plan (incorporated by reference to Exhibit 99.T3E.2 to the Issuer’s Form T-3 filed by the Issuer with the Securities Exchange Commission on April 28, 2009, Exhibit 99.2 to the Issuer’s Current Report on Form 8-K filed with the Securities Exchange Commission on July 16, 2009 and Exhibit 99.3 to the Issuer’s Current Report on Form 8-K filed with the Securities Exchange Commission on July 16, 2009, respectively).

Exhibit 99.3	Indenture, dated as of August 28, 2009, among the Issuer, certain subsidiaries of the Issuer as guarantors and U.S. Bank National Association (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed by the Issuer with the Securities Exchange Commission on August 31, 2009).

Exhibit 99.4	Bylaws of the Issuer (incorporated by reference to Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed by the Issuer with the Securities Exchange Commission on August 31, 2009)

Exhibit 99.5	Certificate of Incorporation of the Issuer, dated August 28, 2009 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed by the Issuer with the Securities Exchange Commission on August 31, 2009).

Exhibit 99.6	Registration Rights Agreement, dated as of August 28, 2009, by and among the Issuer and certain investors, with respect to Issuer’s 12% Senior Subordinated Toggle Notes due 2019 (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed by the Issuer with the Securities Exchange Commission on August 31, 2009).

Exhibit 99.7	Registration Rights Agreement, dated as of August 28, 2009, by and among the Issuer and certain investors, with respect to Issuer’s Common Stock (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K filed by the Issuer with the Securities Exchange Commission on August 31, 2009).

Signatures
After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: September 8, 2009

AVENUE INVESTMENTS, L.P.
By:	Avenue Partners, LLC,
its General Partner

By:	/s/ Marc Lasry
	Name:	Marc Lasry
	Title:	Managing Member

AVENUE INTERNATIONAL MASTER, L.P.
By:	Avenue International Master
GenPar, Ltd.
its General Partner

By:	/s/ Marc Lasry
	Name:	Marc Lasry
	Title:	Director

AVENUE INTERNATIONAL, LTD.
By:	/s/ Marc Lasry
	Name:	Marc Lasry
	Title:	Director

AVENUE INTERNATIONAL MASTER GENPAR, LTD.
By:	/s/ Marc Lasry
	Name:	Marc Lasry
	Title:	Director

AVENUE PARTNERS, LLC
By:	/s/ Marc Lasry
	Name:	Marc Lasry
	Title:	Managing Member

AVENUE — CDP GLOBAL OPPORTUNITIES FUND, L.P.
By:	Avenue Global Opportunities Fund GenPar, LLC
its General Partner

By:	/s/ Marc Lasry
	Name:	Marc Lasry
	Title:	Managing Member

AVENUE GLOBAL OPPORTUNITIES FUND GENPAR, LLC
By:	/s/ Marc Lasry
	Name:	Marc Lasry
	Title:	Managing Member

AVENUE SPECIAL SITUATIONS FUND IV, L.P.
By:	Avenue Capital Partners IV, LLC,
its General Partner

By:	GL Partners IV, LLC,
its Managing Member

By:	/s/ Marc Lasry
	Name:	Marc Lasry
	Title:	Managing Member

AVENUE CAPITAL PARTNERS IV, LLC
By:	GL Partners IV, LLC,
its Managing Member

By:	/s/ Marc Lasry
	Name:	Marc Lasry
	Title:	Managing Member

GL PARTNERS IV, LLC
By:	/s/ Marc Lasry
	Name:	Marc Lasry
	Title:	Managing Member

AVENUE SPECIAL SITUATIONS FUND V, L.P.
By:	Avenue Capital Partners V, LLC,
its General Partner

By:	GL Partners V, LLC,
its Managing Member

By:	/s/ Marc Lasry
	Name:	Marc Lasry
	Title:	Managing Member

AVENUE CAPITAL PARTNERS V, LLC
By:	GL Partners V, LLC,
its Managing Member

By:	/s/ Marc Lasry
	Name:	Marc Lasry
	Title:	Managing Member

GL PARTNERS V, LLC
By:	/s/ Marc Lasry
	Name:	Marc Lasry
	Title:	Managing Member

AVENUE CAPITAL MANAGEMENT II, L.P.
By:	Avenue Capital Management II
GenPar, LLC,
its General Partner

By:	/s/ Marc Lasry
	Name:	Marc Lasry
	Title:	Managing Member

AVENUE CAPITAL MANAGEMENT II GENPAR, LLC
By:	/s/ Marc Lasry
	Name:	Marc Lasry
	Title:	Managing Member

MARC LASRY
/s/ Marc Lasry

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Joint Filing Agreement by and among the Reporting Persons dated September 8, 2009.